                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                           TELE-COMMUNICATIONS, INC.
________________________________________________________________________________
                                (Name of Issuer)

   (1)  Class A Common Stock, par value $1.00 per share
   (2)  Class B Common Stock, par value $1.00 per share
   (3) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share

________________________________________________________________________________
                        (Title of Classes of Securities)

   (1)  Class A Stock:  87924V101
   (2)  Class B Stock:  87924V200
   (3)  Class B Preferred Stock:  87924V309

________________________________________________________________________________
                               (CUSIP Numbers)


Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 8 pages

CUSIP No.        Class A Stock:  87924V101
                 Class B Stock:  87924V200
                 Class B Preferred Stock:  87924V309
________________________________________________________________________________
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 BOB MAGNESS
                 444 - 14 - 7214

________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group
                                                                (a)      ( )
                                                                (b)      ( )
________________________________________________________________________________
         (3)     SEC Use Only
________________________________________________________________________________
         (4)     Citizenship or Place of Organization
                 U.S.A.
________________________________________________________________________________
 Number of       (5)   Sole Voting Power      4,626,938 Shares of Class A Stock*
Shares Bene-                                  37,132,076 Shares of Class B Stock
 ficially                              125,000 Shares of Class B Preferred Stock
 Owned by        _______________________________________________________________
Each Report-     (6)   Shared Voting Power
ing Person                                                              0 Shares
  With           _______________________________________________________________
                 (7)   Sole Dispositive Power 4,626,938 Shares of Class A Stock*
                                              37,132,076 Shares of Class B Stock
                                       125,000 Shares of Class B Preferred Stock
                 _______________________________________________________________
                 (8)   Shared Dispositive Power
                                                                        0 Shares
________________________________________________________________________________
         (9)     Aggregate Amount Beneficially Owned by Each Reporting Person

                          4,626,938 Shares of Class A Stoc*
                          37,132,076 Shares of Class B Stock
                          125,000 Shares of Class B Preferred Stock
________________________________________________________________________________
         (10)    Check if the Aggregate Amount in Row (9) Excludes Certain
                 Shares             ( )
________________________________________________________________________________
         (11)    Percent of Class Represented by Amount in Row (9)

                          .94% of the Class A Stock*
                          43.3% of the Class B Stock
                          7.7% of the Class B Preferred Stock
________________________________________________________________________________
         (12)    Type of Reporting Person

                          IN





__________________________________

     * Does not include shares of Class A Stock issuable upon conversion of shares of Class B Stock. See Item 4.

                              Page 2 of 8 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                  Statement Of

                                  BOB MAGNESS

                        Pursuant to Section 13(g) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.



         This Report relates to the Class A Common Stock, par value $1.00 per share, the Class B Common Stock, par value $1.00 per share, and the Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share, of Tele- Communications, Inc., a Delaware corporation, beneficially owned by Bob Magness.

Item 1(a)                 NAME OF ISSUER:

                          The name of the Issuer is Tele-Communications, Inc. (the "Company")

Item 1(b)                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          Terrace Tower II
                          5619 DTC Parkway
                          Englewood, Colorado 80111

Item 2(a)                 NAME OF PERSON FILING:

                          Bob Magness (the "Reporting Person")

Item 2(b)                 ADDRESS OF PRINCIPAL OFFICE:

                          Terrace Tower II
                          5619 DTC Parkway
                          Englewood, Colorado  80111





                              Page 3 of 8 pages

Item 2(c)                 CITIZENSHIP:

                          U.S.A.

Item 2(d)                 TITLE OF CLASS OF SECURITIES:

                              The classes of equity securities to which this
                          Report relates is the Class A Common Stock, par value $1.00 per share (the "Class A Stock"), the Class B Common Stock, par value $1.00 per share (the "Class B Stock"; and together with the Class A Stock, the "Common Stock"), and the Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock"; and together with the Common Stock, the "Company Securities"), of the Company. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, this Report also relates to the shares of Class A Stock issuable upon conversion of shares of Class B Stock. Each share of Class B Stock is convertible into one share of Class A Stock at the option of the holder, and the holders of the Class B Stock and Class A Stock generally vote together as a class (together with all shares of preferred stock of the Company so entitled) with respect to all matters voted on by the stockholders of the Company, with the holders of the Class B Stock entitled to ten (10) votes per share and the holders of the Class A Stock entitled to one (1) vote per share. The holders of Class B Preferred Stock are not entitled to any voting rights except as required by Delaware law and except that each share of Class B Preferred Stock is entitled to cast one vote for the election of directors, voting as a class with the holders of the Common Stock.

                              On August 4, 1994, the business combination (the
                          "TCI/Liberty Merger") among TCI/Liberty Holding Company (whose name was immediately changed to "Tele-Communications, Inc."), Tele-Communications,
                          Inc. ("Old TCI"), and Liberty Media Corporation ("Liberty"), was consummated. As a result of the TCI/Liberty Merger, each share of Class A Common Stock and Class B Common Stock of Old TCI beneficially owned by the Reporting Person was converted into one share of the corresponding class of Common Stock of the Company, each share of Class A Common Stock and Class B Common Stock of Liberty beneficially owned by the Reporting Person was converted into .975 of a share of the corresponding class of Common Stock of the Company, and each share of Class E, 6% Cumulative Redeemable Exchangeable Junior Preferred Stock of Liberty beneficially owned by the Reporting Person was converted into one share of Class B Preferred Stock.





                              Page 4 of 8 pages

Item 2(e)        CUSIP NUMBERS:   Class A Stock:  87924V101
                                  Class B Stock:  87924V200
                                  Class B Preferred Stock:  87924V309

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)  ( )   Broker or Dealer registered under Section 15 of the Act.
      (b)  ( )   Bank as defined in Section 3(a)(6) of the Act.
      (c)  ( )   Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)  ( )   Investment Company registered under Section 8 of the
                 Investment Company Act.
      (e)  ( )   Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940.
      (f)  ( )   Employee Benefit Plan, Pension Fund which is subject to
                 provisions of Employee Retirement Income Security Act of 1974
                 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
      (g)  ( )   Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
      (h)  ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).





                              Page 5 of 8 pages

Item 4   OWNERSHIP:

         (a)       Amount Beneficially Owned(1):
                   Class A Stock:  4,626,938(2)
                   Class B Stock:  37,132,076
                   Class B Preferred Stock:  125,000

         (b)       Percent of Class:(3)
                   Class A Stock:  Less than 1%
                   Class B Stock:  43.3%
                   Class B Preferred Stock:  7.7%

         (c)       Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote:

                              4,626,938 Class A Stock
                              37,132,076 Class B Stock
                              125,000 Class B Preferred Stock

                   (ii)   shared power to vote:

                              0 Shares

                   (iii)  sole power to dispose or direct the disposition of:

                              4,626,938 Class A Stock
                              37,132,076 Class B Stock
                              125,000 Class B Preferred Stock

                   (iv)   shared power to dispose or direct the disposition of:

                              0 Shares





__________________________________

     (1) The Reporting Person, as executor of the Estate of Betsy Magness, is the beneficial owner of all shares of Class A Stock and Class B Stock held of record by the Estate of Betsy Magness. The number of shares in the table includes 2,105,332 shares of Class A Stock and 6,346,212 shares of Class B Stock of which the Reporting Person is beneficial owner as executor.

     (2) Assumes the exercise in full of stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 1,000,000 shares of Class A Common Stock of Old TCI. These options were assumed by the Company in connection with the TCI/Liberty Merger and represent options to acquire an equal number of shares of Class A Stock. Options to acquire 400,000 shares of Class A Stock are currently exercisable.

     (3) The Company has informed the Reporting Person that as of December 31, 1994 there were outstanding 490,948,513 shares of Class A Stock, 85,749,717 shares of Class B Stock and 1,620,026 shares of Class B Preferred Stock (after elimination of Company Securities held by subsidiaries of the Company). Does not include shares of Class A Stock issuable upon conversion of shares of Class B Stock. Percent of Class A Stock assumes exercise in full of stock options granted in tandem with stock appreciation rights to acquire 1,000,000 shares of Class A Stock.

                              Page 6 of 8 pages

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                  Not applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10           CERTIFICATION.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                              Page 7 of 8 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1995



/s/ Bob Magness
- ------------------------------
Bob Magness





                              Page 8 of 8 pages